VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: + 1 (312) 609 7500 F: + 1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC • LONDON

October 16, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Kieran Brown

Re:	Nuveen California Dividend Advantage Municipal Fund 2 (811-10197); Nuveen Massachusetts Premium Income Municipal Fund (811-07484); and Nuveen New Jersey Dividend Advantage Municipal Fund 2 (811-10551) (each, a “Registrant” and together, the “Registrants”)

To The Commission:

On behalf of the Registrants, this letter is in response to the comments you provided on October 2, 2012 during our telephone conference regarding the preliminary proxy materials filed for each Registrant on September 21, 2012. Any terms not defined herein have the same meanings as given in the preliminary proxy statement.

1. Comment: In the third Q&A, disclose in the Answer what the securities laws permit in terms of making loans. Also, disclose that, if an Affected Municipal Fund makes loans in circumstances where an issuer is in distress, the Affected Municipal Fund is in effect “doubling down” on that issuer.

Response: The following has been added after the first sentence in the Answer:

This would generally permit each Fund to lend up to 33 1/3% of its total assets.

The following has been added to the end of the Answer:

A loan to an issuer in distress involves risk. In this circumstance, it is possible a Fund could lose its entire investment with an issuer as well as the amount loaned.

2. Comment: Explain how deferred amounts under the Deferred Compensation Plan described on page 18 are treated – are they invested in the eligible Nuveen funds or are they unfunded liabilities of the Participating Funds?

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Securities and Exchange Commission

October 16, 2012

Response: Deferred amounts under the Deferred Compensation Plan are unfunded liabilities of the Participating Funds.

3. Comment: The New Investment Policy references exemptive orders granted under the Investment Company Act of 1940, as amended. Disclose whether the Funds intend to apply for exemptive orders, and if so, disclose that the applied for relief may not be granted.

Response: The following disclosure has been added after the text of the New Investment Policy:

The Affected Municipal Funds have no current intention of seeking exemptive relief under the Investment Company Act of 1940 Act, as amended, for the purpose of making loans. If such relief were sought, there is no guarantee that it would be granted.

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Please direct any questions regarding this filing to the undersigned at (312) 609-7616.

Sincerely,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/kb